Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 4Q/FY23

Envigado, Colombia, February 27, 2024 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the fourth quarter and full year ended December 31, 2023 (4Q/FY23). All figures expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

Solid operating performance of international operations and of real estate in Colombia and a higher tax base led to a Net Income of COP$118,749 M in 4Q23 and to grow by 27.2% during 2023

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue reached COP$5.4 B during 4Q23 (-12.6% in COP and -1.3% when excluding FX) and reflected the solid Retail Sales growth above inflation of international operations (in local currencies) and a slowdown in consumption in Colombia; Net Revenue grew by 2.4% to COP$21.1 B (+8.7% when excluding FX) during 2023.

●	Gross Profit reached COP$1.37 B during 4Q23 to a 25.4% margin as percentage of Net Revenue (-4bps) and reflected the solid 19.7% growth of the recurring income of the real estate business in Colombia and the higher cost base from relocating the industry facility offset by the effect of FX on results. Gross Profit reached COP$5.43 B and margin was 25.7% as percentage of Net Revenue (+28bps) during 2023.

●	Recurring EBITDA[1] reached COP$527,034 M during 4Q23 to a 9.7% margin (+106bps) as percentage of Net Revenue, boosted by Uruguay (+128bps) and Colombia, +29bps amidst a difficult consumption context, and the impact of the strong devaluation in Argentina. Recurring EBITDA[1] reached COP$1.64 B, to a 7.8% margin as percentage of Net Revenue (-31bps) during 2023 mainly affected by the inflationary effect on expenses.

●	Net Income reached COP$118,749 M during 4Q23 versus the COP$77,668 Net Loss Y/Y, from the operating contribution of Colombia and Uruguay and a higher deferred tax base that offset TUYA share of profit and higher financial expenses via interest rates. Net Income grew 27.2% to COP$125,998 M during 2023 from COP$99,072 in 2022, driven by lower deferred tax that offset operating performance, higher expenses and TUYA share of profit.

●	EPS[2] grew to COP$97.1 per common share in 2023 (versus COP$76.3 reported in 2022).

●	Dividend proposal of COP$50.49 per share (52% pay-out ratio).

Operating Highlights

●	Consolidated CAPEX during 2023 was of COP$522,023 M, 70% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	Omni-channel sales grew 10.3% at consolidated level and reached a 10.1% share on total sales (Col 12.7%, Uru 2.7%, Arg 3.6%) during 2023.

●	Innovative formats reached a 44.4% share on consolidated sales (42.2% in Colombia) at the end of 2023.

●	LTM store expansion[3] was of 56 stores (49 Col, 4 Uru, 3 Arg), for a total of 656 stores in the region and 1.06 M sqm of sales area (+2%).

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense). (2) EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares. (3) Expansion from openings, reforms, conversions, and refurbishments.

I.	ESG strategy update during 2023

Zero Malnutrition

●	In alliance with Fundación Éxito, the Company benefited over 72,000 children from nutrition and complementary programs as well as delivered more than 183,000 food packages to children and their families. In a joint work, there is presence in 23 states in Colombia.

●	Lactatón, Grupo Éxito´s breastfeeding campaign led as the #1 trend on X (Twitter).

●	The Company conducted its 20th Annual Child Nutrition award, in where it recognized the joint work done with diverse organizations for improving child nutrition conditions in the county.

●	Grupo Éxito celebrated the 20th anniversary of “Goticas” the program were employees, partners and clients donate to fund Fundación Éxito.

My Planet

●	Near of 650,000 trees donated this year by customers, suppliers, and employees.

●	The Company collected near 19,000 tons of material at the operation and over 1,300 tons of recyclable material post-consumption.

●	The carbon footprint reduced 34% versus the baseline of 2015.

●	Carulla became the first food retailer in Colombia to eliminate plastic bags at checkouts and on sales purchases made through digital channels.

●	ICONTEC (the organization accredited for validation and certification services) ratified Carulla Fresh Market, as a Carbon Neutral brand for the 4th year and audited and certified our Sustainable Livestock Model.

●	In alliance with Garnier and Fundación Éxito, our employees mobilized in favour of volunteering to plant mangroves and clean beaches.

Sustainable Trade

●	The Company´s 90% of fruit and vegetables was sourced locally.

●	The “Paissana” brand, launched to aid the peace process in vulnerable rural communities, entered into an agreement with FENALCO (National Trade Federation of Colombia) to promote their products within the retail sector. Paissana portfolio of products reached 144 SKU´s in collaborative work with 37 suppliers.

●	FMCG private label suppliers´ audited for compliance with environmental management and human rights.

●	The Company totalled 278 direct suppliers in Sustainable Livestock geo-referenced.

●	CO2 ZERO awarded the Gold Sustainable Fashion certification to Grupo Éxito.

Governance & Integrity

●	On April 27, the extraordinary session of the General Shareholders Meeting held at the Company´s headquarters approved the following: (i) the Board of Directors election and succession policy, (ii) the Rules of Procedure of the General Shareholders’ Assembly and (iii) the bylaws amendment.

●	On May 16, Ms. Ana María Ibáñez Londoño resigned as member of the Board of Directors, position she held since March 20, 2014. Her resignation was effective May 30, 2023.

●	During July, the Company executed the ´Capital Reduction Project´ presented by Companhia Brasileira de Distribuição (CBD), aimed to distribute 86.26% of its stake on Éxito to its shareholders through a spin-off. The Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) and the B3 S.A. – Brasil, Bolsa, Balcão (B3) approved to list and trade Brazilian Depositary Receipts (BDRs) level II, in Novo Mercado, as well as the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) approved to list and trade American Depositary Receipts (ADRs) level II. Finally, the Colombian Superintendency of Finance (SFC) approved the transfer of the Éxito common shares to be subject of the spin-off.

●	On August 23, 2023, CBD distributed 1,080,556,276 Éxito common shares to its holders, (equivalent to 83.26% of Éxito´s outstanding common shares), in the form of Éxito BDR´s (under the ticker symbol EXCO32, each representing 4 Éxito common shares) and Éxito ADR´s (under the ticker symbol EXTO, each representing 8 Éxito common shares) on a pro rata basis and retained 13.31% of the outstanding common shares of Éxito.

●	Up to October 2, 2023, Éxito BDR´s and ADR´s holders were entitled to request the conversion of their securities into BDR´s, ADR´s or common shares, free of any cancellation/issuance fee charged by their depositaries.

●	On September 1, 2023, CBD and Casino (main Éxito shareholder after the spin-off) informed the market about the shareholder´s agreement signed, which contained certain corporate governance provisions, aiming at the continuity of the Casino Group´s control over Éxito, as well as certain principles and procedures aimed at coordinating and optimizing any future disposal of the respective stakes in Éxito.

●	On September 4, 2023, Grupo Éxito acquired 6.66% of the minority stake in Grupo Disco for a total investment of near COP$124,000 million; thus, Grupo Éxito consolidated 69.15% (from 62.49%) of this operation in Uruguay.

●	On October 16, 2023, Grupo Éxito informed that Casino and GPA executed a pre-agreement with Grupo Calleja for the sale of their total equity in Grupo Éxito corresponding to 34.05% and 13.3%, respectively, through tender offers in Colombia and the US. The price offered was USD$ 1,175 million for 100% of the outstanding shares, equivalent to 0.9053 USD per share.

●	On January 22, 2024, Grupo Éxito announced the tender offers´ results, in which the Calleja Group acquired a total of an 86.8% stake, of which, 65.4% of the shares were represented by American Depositary Securities and 21.4% by common shares.

●	MERCO (Monitor Empresarial de Reputación Corporativa) that measures and evaluates corporate reputation in LatAm, recognized Grupo Éxito as the best retail company to work for, as the 7th Colombian company with the highest reputation standards and our CEO, as the 5th most recognized leader.

●	The Company scored 73 out of 100 in the S&P Global Corporate Sustainability Assessment 2023.

●	Grupo Éxito implemented all TCFD recommendations during 2023.

●	15 post-penalty inmates graduated from Grupo Éxito´s gastronomy and entrepreneurship training programs known as “Second Chances”.

●	Grupo Éxito joined the Sourcing2Equal Colombia, global program (IFC), to connect female entrepreneurs to new markets on the supply chain.

●	During 2023, in a collaborative work with communities, the Company promoted “Terrazas Verdes” - the hydroponic farming project to benefit single mothers, and expanded to new territories such as Siloé, in Cali.

Our People

●	On May 2, Mr. Jacky Yanovich Mizrachi resigned as Chief Operations Officer of Retail in Colombia and the Board of Directors appointed Mr. Jose Gabriel Loaiza Herrera, starting from July 1, 2023. Mr. Loaiza has been in the Company for over 17 years in diverse roles: VP of Omni-channel, VP of Business Development and Innovation, VP of International Business and Digital Strategy, VP of Sales and Supply, Director of Financial Planning and Head of the Investor Relations Department. He holds a degree in Administrative Engineering from the National University of Colombia, a Master of Business Administration MBA from Texas A&M University and graduated from the Executive Program of Haute École de Commerce (HEC) in France.

●	In line with the structured succession process and career plan, the Board of Directors expanded the scope of the Retail Vice Presidency (Exito and Carulla), led by Mr. Jorge Jaller Jaramillo, and included all retail brands: Éxito, Carulla, Super Inter, Surtimax, Surtimayorista and other sales channels.

●	Mr. Sebastián Pérez Arango was appointed as VP of Omnichannel and Innovation, to lead the development and operation of digital channels and the omnichannel strategy of the Company, the management of corporate projects and innovation.

●	The Company celebrated diversity month with benefits for employees and obtained the Friendly Biz accreditation by the Diversity Chamber.

●	Grupo Éxito continued working on issues related to care, empathy, respect, and identity within the work context.

Healthy Lifestyle

●	Grupo Éxito conducted a pilot with the Consumers Goods Forum aimed to improve the health conditions of employees and conducted a psychosocial survey for employees at stores.

●	The Company continued promoting healthy spaces for employees and implemented “Muévete por tu salud” in 3 cities, in addition to encouraging activities such as healthy eating, physical activity and mental health care.

●	During 2023, 51% of workforce was female and 42% held leadership positions.

●	The Company recognized 1,598 employees as diverse population.

II.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares.

III.	Net Revenue Performance

Consolidated Net Revenue decreased 12.6% (-1.3% when excluding FX effect) to COP$ 5.4 B during 4Q23 and grew 2.4% to COP$21.1 B during 2023 compared to the same periods of last year (+8.7% excluding FX). Consolidated Retail Sales decreased by 13.0% (-1.6% excluding FX effect) and totalled COP$5.2 B during 4Q23, SSS decreased by -1.6%, impacted by a lower consumption trend in Colombia due to high inflation and interest rates, that offset the performance in Uruguay and Argentina in local currency, (+4.7% and +372.7% respectively) despite high devaluation. Omni-channel performance also contributed to results and grew 5% and reached a 10.6% share on sales; innovative formats represented a 46.4% share on Consolidated Retail Sales (+6.2 p.p. Y/y) and the LTM expansion of 56 stores (49 in Colombia, 4 in Uruguay, 3 in Argentina) also contributed to Retail Sales growth. Consolidated Retail Sales grew by 2.4% (+8.6% excluding FX effect) and totalled COP$20.2 B during 2023 and SSS grew by 6.4%, compared to last year. Consolidated Other Revenue decreased by 3.7% (+5.3% excluding FX) during 4Q23, explained mainly by the good performance in Colombia (+7.5%) and Argentina (+582.7% in local currency) driven by high real estate occupancy rates (+94%) offset by the strong effect of devaluation of Argentina in consolidated results; Consolidated Other Revenue grew by 3.5% (+10.2% excluding FX) during 2023, driven mainly by solid real estate performance in Colombia and Argentina.

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, respectively. Data in COP includes a -12% FX effect in Uruguay and -106% in Argentina during 4Q23 and of 7.4% and -82.6% during 2023, respectively, calculated with the closing exchange rate.

Colombia: During the fourth quarter of 2023, Net Revenue posted a slightly negative performance versus the same period last year as Retail Sales decreased by 0.3% and totalled COP$4.3 B which led to a SSS decrease of -1.9% during the quarter.

The Colombian operation represented a share of near 82% on Consolidated Retail Sales and included the solid performance of omni-channel (+5.2%, 12.5% share on sales), the contribution of innovative formats (42.3% share on sales during 4Q23, +13bps. vs 4Q22), and 56 stores included in the LTM base from openings, reforms, conversions, and refurbishments also contributed to sales growth year over year.

During 2023, Net Revenue grew 3.6% and reached COP$15.8 B; Retail Sales and SSS posted a 3.5 % and 1.4% growth respectively, compared to the same period last year affected by the negative effect of a slowdown in consumption (retail sales excluding gas and vehicles reduced by 4% during 2023) and of having 2 non-VAT days in the base. The lower consumption context reflected food sales growth of 3.0% during 4Q23 and of 7.6% during 2023 and a strongly affected non-food category trend of -7.2% and -5.2%, respectively.

Retail Sales result was resilient considering that consumption in Colombia continued decelerating mainly due to reduced household expenditure. The Consumer Confidence Index decreased to -17.3% during 4Q23 (vs -22.3% in 2022), due to economic and political uncertainty and impacted by lower credit appetite from higher interest rates. Inflation reduced to 9.28% year-to-December (from 13.12%) led by lower prices of goods and food – food inflation dropped to 5% (vs 27.8% in 2022), the lowest level since Feb´21 (5.02%), a decrease that reflected lower production costs translated into lower prices for consumers. Unemployment reported also decreased to 10.2% from 11.2% Y/y, however, the level worsens when compared to recent months.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -0.7% in Colombia during 4Q23 (-0.8% in Éxito, -0.3% in Carulla and -0.5% in LC segments). (1) Segment includes sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP$49.4 M during 2023.

Other Revenue grew 7.5% during 4Q23 and by 7.1% Y/y and reflected higher income of real estate from rental and administrative fees (+20.3% in 4Q, 18.6% Y/y).

The Éxito segment represented approximately 69% of the sales mix in Colombia during 4Q23 and 68% during 2023. The segment´s performance reflected the good performance of the fresh category (+3.5% in 4Q, +8.1% FY23), FMCG (2.3% in 4Q, +6.3% FY23) and the outcome of commercial events such as “Special Prices Days”, “Black Days” and the Christmas season. The 32 Éxito WOW stores also contributed to results and represented a 36.6% share (+50bps vs 4Q22; +133bps vs FY22) on the segment´s sales. Nevertheless, the low consumption context and 2 non-VAT days on the base, strongly affected the trend of the electro category (-10.5% 4Q, -8.8% FY23).

The Carulla segment represented approximately 16% of the sales mix in Colombia during 4Q23 and 2023. The segment benefited from omni-channel sales (+29.6%, 25.1% share in 4Q, +49.7%, 24.6% share FY23) boosted by the 46.3% and 91.7% growth during 4Q and FY23, of the Turbo-Fresh service for deliveries below 10 minutes with last miler Rappi. The solid banner performance was also driven by the double-digit growth in almost all regions and the performance of the 31 Fresh Market stores (62.4% share on the segment´s sales, +125bps vs 4Q22; 63% share, +137bps vs 2022).

The low-cost & other segment with the Super Inter, Surtimax and Surtimayorista banners, as well as allies, institutional, third-party sellers, the sale of property development projects (inventory) and other, represented approximately 15% of the sales mix in Colombia during 4Q23 and 16% in 2023. Retail Sales and SSS performance, was impacted by lower consumer access to credit, lower disposable income and affected sales performance of our institutional clients. Performance reflected:

(i)	The contribution of the 64 Surtimayorista stores (Retail Sales +1.5%, 5.3% share on Colombia Retail Sales during 4Q; +8.0%, 5.4% share during 2023) driven by FMCG and expansion (+4 stores during 4Q23; +18 stores in LTM).

(ii)	The outcome of 80 Surtimax stores, which posted a 1.7% Retail Sales growth during 4Q and 3.0% during 2023 (-2.5% and 1.0% in terms of like-for-like, respectively).

(iii)	The performance of the 59 Super Inter stores (including 38 Vecino, sales +5.2% vs non-reformed stores YTD), which decreased Retail sales by -2.1% and SSS by -1.9% during the fourth quarter, due to a higher basis. FY23 Net Sales reduced by 1.0% and by 0.8% in terms of like-for-like.

(iv)	The contribution to Retail Sales of 2,430 allies (+1,300LTM); Retail Sales rose to COP$64,000 M (-7.6%) versus 4Q22 and rose to COP$233,000 M (+6.1%) versus FY22.

(v)	A stronger performance of MiSurtii app; Retail Sales grew by 13% to COP$25,000 M versus 4Q22 and by 37% to COP$79,000 M during 2023 with 168,000 orders.

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual), grew 5.2% versus 4Q22 and reached COP$543,000 M, a share on Retail Sales of 12.5% (vs 11.9% in 4Q22).

Omni-channel sales totalled COP$1.9 billion during 2023, a growth of 10.1% Y/y to a share on sales of 12.7% versus 12% in 2022 (which included 2 additional non-VAT days). Orders totalled 19.3 million (+44% versus 2022). To highlight, the low double-digit share on sales, despite having two additional non-VAT days in the base, as well as the solid 22% growth of food sales and 11.9% share on sales. Non-food sales decreased 7.0% and reached a 14.6% share on sales affected by macro headwinds such as higher interest rates and lower disposable income during 2023.

Main KPI´s outcome during the fourth quarter and 2023 when compared to the same periods of last year, were as follows:

o	Orders: reached 5.3 M (+27% in 4Q23) and 19.3 M (+44%) during 2023.

o	E-commerce sales: reached COP$208,000 M during 4Q23 and COP$758,000 M during 2023.

o	Marketplace sales: decreased by -11.8% (23.5% share on non-food sales) during 4Q23 and grew by 15.3% (28% share on non-food sales) during 2023.

o	Apps: during the 4Q23, sales were COP$45,000 M (+34%) and 187,000 orders. During 2023 sales reached COP$142,000 M (+57%) and 573,000 orders.

o	Mi Surtii sales: reached COP$25,000 M (+13%) and 56,000 orders during 4Q23 and reached COP$79,000 M (+37%) and 168,000 orders during 2023.

o	Rappi: deliveries grew by 31% during 4Q23 and by 54% during 2023.

o	Turbo: orders grew 42% and reached a 59% share on sales through Rappi during the 4Q23 and deliveries grew 87% and reached a 57% share on sales through Rappi, driven by food sales growth during 2023.

Uruguay: Uruguay contributed with near to 20% of consolidated Retail Sales during 4Q23 and 21% during 2023. Last-12-month inflation as of December was of 5.11% (vs 8.29% in 2022) and the food component continued as one of the main drivers and grew 6.15%. During 4Q23, the Uruguay operation grew Retail Sales by 4.7% (+3.0% SSS) in local currency and including the effect of conversions; performance was below reported inflation due to a higher base and the slowdown in consumption especially in the East of the country.

During 2023, Retail Sales and SSS grew 9.9% and 8.9% respectively versus the same period last year, despite the effects of droughts, a higher basis (in Punta del Este stores) and consumption outflows to Argentina. The operation reported market share gains of 1.8 p.p. to 50.1%, according to Scentia as of December 2023, driven by: (i) the solid sales performance of all banners, (ii) the contribution of the 32 Fresh Market stores (+11.7%, 59% share on sales) and (iii) the sales contribution of 3 independent stores acquired.

Note: SSS in local currency, include the effect of conversions and the calendar effect of -0.4% during 4Q23.

Argentina: On December 12, 2023, the recently appointed Argentinian government announced economic measures including the devaluation of the Argentinian peso to 800 pesos per dollar. This led to a strong effect on the Company´s results, as the accounting methodology calculates intermediate periods as the difference of accumulated periods (4Q23 = 9M23 – FY23). For that reason, 4Q23 results included negative top line values and consolidated performance was affected. Inflation also affected performance as it reached 211.4% at the end of 2023, the highest in recent history; the repo rate reduced to 10%.

The operation in Argentina contributed near to 5.0% in 2023 on Consolidated Retail Sales and results in Colombian Pesos included a -106% and -82.6% FX effect in 4Q23 and 2023, respectively. Net Revenue in Argentina was COP -$154,612 M (+380% growth in local currency) and Retail Sales were COP -$147,054 M (+372.7% in local currency and +350.7% in SSS) during 4Q23. During 2023, Retail Sales and SSS grew 246.3% and 214% respectively versus the same period last year.

Performance reflected: (i) higher commercial dynamism as consumers anticipated purchasing due to accelerated devaluation, (ii) the performance of the Cash and Carry format (11 MiniMayorista stores, 18.7% share on sales during 4Q and 17.3% Y/y), (iii) omni-channel performance (+102.7%, 3.1% share during 4Q and +137.3%, 3.6% share during 2023), and (iv) higher real estate income (+582.7% during 4Q and +225.1% during 2023 in local currency) from improved commercial trends and strong occupancy levels (94%).

Note: SSS in local currency, include the effect of conversions and the calendar effect of -1.3% during 4Q23.

IV.	Operating Performance

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively. Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Gross Profit decreased 12.7% (+3.6% excluding FX) during 4Q23 and margin reached 25.4% (-4bps) as percentage of Net Revenue compared to the same period last year, mainly affected by FX effects. During 2023, Consolidated Gross Profit grew 3.6% (+12.3% when excluding FX) and margin gained 28bps to 25.7% as percentage of Net Revenue compared to the same period last year from gains in all countries thanks to assertive commercial strategies.

Gross Profit in Colombia posted a growth of 6.1% and margin increased 132bps to 23% during 4Q23 and grew 5.1% to a margin of 22.5% (+32bps) Y/y. The outcome reflected the higher cost of the industry relocation accrued in 4Q22 and the solid contribution of recurring income of the real estate business (+19.7% in 4Q, +15.2% Y/y) that offset price investment activities to improve sales amidst a strong deceleration in consumption and still elevated inflation levels.

Gross Profit in Uruguay reduced 7.1% during 4Q23 (+5.6% in local currency) but margin reached 35.5% as percentage of Net Revenue (+23bps) and grew 20.6% (+12.3% in local currency) to a margin of 35.6% (+79bps) Y/y. Solid results reflected the good performance during 1H23 and efficiencies from strict control despite lower consumption levels in 2H23 and strong performance and high share of the Fresh Market concept (59% in 4Q23) that offset higher investment in prices to face competition in some regions.

Gross Profit in Argentina reduced 122.7% during 4Q23 (+279.5% in local currency) to a 27.6% margin as percentage of Net Revenue (-731bps) and decreased 40.3% (+242.8% in local currency) to a margin of 34.3% (-27bps) Y/y. The negative outcome reported in Argentina in COP related to a strong devaluation trend while the growth in local currency derived from the uplift of the fixed price policy by the new government.

Consolidated Recurring EBITDA1 reached COP$527,034 M during 4Q23 (-1.9%; +8.1% when excluding FX) compared to the same period last year and margin was 9.7% (+106bps) as percentage of Net Revenue. Performance during 4Q23 reflected the positive evolution of gross profit in all operation thanks to assertive commercial strategies and saving plans implemented to control expenses in all countries, offset by negative FX effects (-12% in Uruguay and -106% in Argentina) and headwinds in Colombia (lower consumption, inflationary pressures and higher operating tax derived from the 2022 reform).

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Consolidated Recurring EBITDA1 reached COP$1.64 B during 2023 (-1.4% Y/y; +0.8% excluding FX). Margin was 7.8% (-31bps) as percentage of Net Revenue and the performance reflected: (i) the solid commercial performance in Uruguay and in Argentina, (ii) higher real estate income from rental and administrative fees (+11.6%) and (iii) savings plan implemented in all countries, offset by negative effects such as the -2.2% FX effect, macro headwinds affecting consumption in Colombia, one-offs related to two non-VAT days in the base and a higher operating tax during 2023 (COP$66,000 M in Colombia).

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Colombia: Recurring EBITDA grew by 3.4% during 4Q23 compared to the same period last year and margin was 9.1% (+29bps) as percentage of Net Revenue. This result is mainly explained by: (i) a higher cost in the base from the industry facility relocation and (ii) the solid performance and contribution of real estate that grew by 19.7%. Recurring EBITDA decreased by 7.6% during 2023 compared to the same period last year and margin was 7.2% (-87bps) as percentage of Net Revenue. Performance reflected: (i) the lower consumption mainly of non-food categories due to high interest rates, (ii) deceleration of food inflation that led to price investment amidst of inflationary pressures on cost and expenses (offset by internal action plans to control expenses) and (iii) higher operating taxes of COP$18,500 M during 4Q23 and COP$66,000 M during 2023 due to the tax reform approved in 2022.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Uruguay: Recurring EBITDA grew 5.1% (+19.3% in local currency) during 4Q23 compared to the same period last year, to a 10.5% margin (+128bps) as percentage of Net Revenue despite growth of expenses above top line levels due to higher labour costs related to higher number of FTEs from store expansion. Recurring EBITDA grew 27% during 2023 (+18.2% in local currency) compared to 2022 to a 10.7% margin (+76bps) as percentage of Net Revenue; the Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA decreased by 82.5% during 4Q23 and by 34.9% (+274.1% in local currency) during 2023 compared to the same periods of last year. Recurring EBITDA margin was 4.7% (+36bps) during 2023 as percentage of Net Revenue and reflected the successful implementation of the Cash and Carry format, a successful commercial strategy adapted to a highly unstable context and cost savings plans that were offset by a strongly devaluation trend, uncertainty and inflationary pressures in labour cost.

V.	Group Net Income

During the 4Q23 the Company reported a Net Income of COP$118,749 M (compared to a net loss of COP$77,668 M during 4Q22) derived from:

✓	The positive operational contribution from a higher deferred tax base in Colombia and lower income tax across countries.
✓	Positive operating performance from Colombia and Uruguay.
✓	Improved financial performance in Argentina.
✓	Lower non-recurring expenses in Colombia.
✓	The Negative effect of Tuya’s share of profit.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively.

During 2023, Grupo Éxito reached a Net Income of COP$125,998 M (compared to a Net Income of COP$99,072 M during 2022) derived from:

✓	A higher deferred tax base in Colombia.
✓	Lower operating contribution from Colombia and Argentina.
✓	Higher financial costs and non-recurring expenses in Colombia.
✓	The aggregated negative effect of Tuya’s share of profit.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively.

Earnings per Share (EPS)

●	Diluted EPS was COP$97.1 per common share during 2023 compared to the COP$76.3 reported in 2022, considering the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares.

VI.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 4Q23 reached COP$103,476 M and COP$522,023 M during 2023, of which 76% and 70%, respectively, was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

●	On September 4, 2023, Grupo Éxito acquired 6.66% of the minority stake in Grupo Disco for a total investment of near COP$124,000 M, thus, the Company started to consolidate 69.15% (from 62.49%) of this operation in Uruguay since then.

Food Retail Expansion

●	During 4Q23, the Company opened 19 stores: 17 stores in Colombia related to 6 Éxito (4 stores in San Andrés Island), 4 Surtimayorista, 2 Carulla, 1 Super Inter and 4 Surtimax stores. In Uruguay, the Company opened 2 Devoto proxy stores (1 store acquired and 1 from greenfield).

●	In the last-twelve-months, Grupo Éxito totalled 56 stores from openings, reforms, conversions, and refurbishments (49 in Colombia, 4 in Uruguay and 3 in Argentina). The Company reached 656 food retail stores, geographically diversified as follows: 522 stores in Colombia, 98 in Uruguay and 36 in Argentina, and consolidated selling area reached 1.06 M square meters. The store count did not include the 2,430 allies (+1,300 LTM) in Colombia.

VII.	Cash and debt at holding[1] level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

Solid working capital improvement from:

●	Lower inventory levels (6.2 days Y/y, worth near COP$126,000 M).

●	Positive cash generation from improved levels of receivables and despite sales slowdown and the COP$124,000 M invested on increasing share on Disco by 6.66%.

●	Gross Debt levels reflected pressures from high repo rates; Central Bank reduced repo rate by 25bps to 13% during 4Q23 in Colombia (compared to 10% in 3Q22 and 12% in 4Q22).

VIII.	Conclusions

●	Grupo Calleja became main shareholder and controlling company of Grupo Éxito as tender offer reached 86.8%.

●	Spin-off, listing across three markets and acquisition of minority stake of 6.66% of Grupo Disco, accomplished during 2023.

●	Net Revenue boosted by international operations (+9.8% in Uruguay and +245.5% in Argentina in local currencies) and real estate performance in Colombia (+15.2%).

●	Solid Recurring EBITDA margins in Uruguay (10.7%, +76bps) and in Argentina (4.7%, +36bps) during 2023.

●	Net Income reached COP$118,749 M during 4Q23 from a loss of COP$77,668 M the same period last year and grew 27.2% during 2023, driven by income tax result that offset the impact of financial and non-recurring expenses and TUYA share of profit.

●	Improved working capital result as inventories decreased 6.2 days and a healthy cash generation of COP$123,000 M reported.

●	Expansion of key formats (+56 stores), Viva Malls (+15.6% growth during 2023), Aliados (2,430 partners) and Mi Surtii (+37% sales).

●	Dividend proposal of COP$50.49 per share (52% pay-out ratio).

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively. Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries.

IX.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: EXITO/ NYSE: EXTO / B3: EXCO32)

Will host a conference and cordially invites you to discuss the Company´s fourth quarter 2023 financial results

Date: Wednesday, February 28, 2024

Time:   9:00 a.m. Eastern Time

9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Carlos Mario Giraldo Moreno, Chief Executive Officer

Ivonne Windmuller, Chief Financial Officer

María Fernanda Moreno, Investor Relations Director

To access this call, please click here:

Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its Fourth Quarter 2023 Earnings on Tuesday, Feb 27, 2024, after the market closes

4Q23 results will be accompanied by a presentation that will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

First Quarter 2024 Earnings Release – TBC

X.	Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -11.5% and -5.7% at Net Revenue in 4Q23 and FY23, and -9.3% and -2.2% at recurring EBITDA, respectively.  The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate.

3.	Consolidated Balance Sheet

in COP M	Dec 2023	Dec 2022	Var %
Assets	**16,339,761**	**18,183,289**	**(10.1%)**
Current assets	**5,283,091**	**5,947,863**	**(11.2%)**
Cash & Cash Equivalents	1,508,205	1,733,673	(13.0%)
Inventories	2,437,403	2,770,443	(12.0%)
Accounts receivable	704,931	779,355	(9.5%)
Assets for taxes	524,027	509,884	2.8%
Assets held for sale	12,413	21,800	(43.1%)
Others	96,112	132,708	(27.6%)
Non-current assets	**11,056,670**	**12,235,426**	**(9.6%)**
Goodwill	3,080,622	3,484,303	(11.6%)
Other intangible assets	366,369	424,680	(13.7%)
Property, plant and equipment	4,069,765	4,474,280	(9.0%)
Investment properties	1,653,345	1,841,228	(10.2%)
Right of Use	1,361,253	1,443,469	(5.7%)
Investments in associates and JVs	232,558	300,021	(22.5%)
Deferred tax asset	197,692	142,589	38.6%
Assets for taxes	-	-	0.0%
Others	95,066	124,856	(23.9%)
Liabilities	**8,917,952**	**9,748,843**	**(8.5%)**
Current liabilities	**7,144,623**	**7,415,394**	**(3.7%)**
Trade payables	5,248,777	5,651,303	(7.1%)
Lease liabilities	282,180	263,175	7.2%
Borrowing-short term	1,029,394	915,604	12.4%
Other financial liabilities	139,810	136,223	2.6%
Liabilities held for sale	-	-	0.0%
Liabilities for taxes	107,331	109,726	(2.2%)
Others	337,131	339,363	(0.7%)
Non-current liabilities	**1,773,329**	**2,333,449**	**(24.0%)**
Trade payables	37,349	70,472	(47.0%)
Lease liabilities	1,285,779	1,392,780	(7.7%)
Borrowing-long Term	236,811	539,980	(56.1%)
Other provisions	11,630	15,254	(23.8%)
Deferred tax liability	156,098	277,713	(43.8%)
Liabilities for taxes	8,091	2,749	N/A
Others	37,571	34,501	8.9%
Shareholder´s equity	**7,421,809**	**8,434,446**	**(12.0%)**

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 11.98%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Note: The store count does not include the 2,430 allies in Colombia.

9.	Accounts reconciliation

Exchange Rates effects on results

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -12% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 4Q23 and 7.4% in FY23 and -106% and -82.6% in Argentina, respectively, calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense. Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

Recurring Income of the Real Estate Business

Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense. Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “plans”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on July 20, 2023.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

IR and PR contacts

María Fernanda Moreno R.

Head of Investor Relations

+(57) 312 796 2298

mmorenor@grupo-exito.com

Éxito Calle 80, Cr 59 A No. 79 – 30, Bogotá, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito publicly launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2023, consolidated Net Revenue reached COP$21.1 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models. The Company operated 649 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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